Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Hudson United Bancorp
Commission File No.: 001-08660
Attached are the materials used in connection with a presentation by The Toronto-Dominion Bank at the RBC Capital Markets Financial Institutions Conference on September 20, 2005.

RBC Capital Markets Financial Institutions Conference September 20, 2005 David Livingston EVP TD Bank Financial Group

From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. All such statements are made pursuant to the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank's objectives and targets and strategies to achieve them, the outlook for the Bank's business lines, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "believe", "expect", "anticipate", "intend", "estimate", "plan", "may" and "could". By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific, which may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors that could cause such differences include: the credit, market, liquidity, interest rate, operational and other risks discussed in the management discussion and analysis section in other regulatory filings made in Canada and with the SEC, including the Bank's 2004 Annual Report; general business and economic conditions in Canada, the United States and other countries in which the Bank conducts business, as well as the effect of changes in monetary policy in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; legislative and regulatory developments; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services in receptive markets; expanding existing distribution channels; developing new distribution channels and realizing increased revenue from these channels, including electronic commerce-based efforts; the Bank's ability to execute its growth and acquisition strategies including those of its subsidiaries; changes in accounting policies and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; the effect of applying future accounting changes; global capital market activity; consolidation in the Canadian financial services sector; the Bank's ability to attract and retain key executives; reliance on third parties to provide components of the Bank's business infrastructure; technological changes; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the United States litigation environment; unexpected changes in consumer spending and saving habits; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; the effects of disruptions to public infrastructure, such as transportation, communications, power or water supply; and management's ability to anticipate and manage the risks associated with these factors and execute the Bank's strategies. A substantial amount of the Bank's business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible factors. Other factors could also adversely affect the Bank's results. For more information see the discussion starting on page 37 of the 2004 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank's forward-looking statements. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf. Forward-Looking Statements And Other Information

Overview and Strategy Agenda Re-deploying excess capital What differentiates TD

3rd largest bank in Canada by market capitalization of C$40.1 / US$33.9 billion with C$368 billion in total assets Four main business segments: Personal and Commercial Banking #1 or #2 market share in most retail products 10 million customers, including 4.5 million on-line customers Over 1,000 branches across Canada About 2,400 automated banking machines Wealth Management C$130 billion in AUM and C$322 billion in AUA TD Waterhouse - #1 discount brokerage in Canada TD Waterhouse USA - top 5 discount brokerage in the US, 143 branches Wholesale Banking A leading Canadian full service corporate and investment bank Serving corporate, government and institutional clients globally TD Banknorth U.S. based personal, small business and commercial bank 1. Before the amortization of intangibles. Net income before the amortization of intangibles and related terms used in this presentation are not defined items under GAAP and may not be comparable to similar terms used by other issuers. See page 13 of the 2004 Annual Report for an explanation of how the Bank reports and a reconciliation to reported (GAAP) results. TDBFG Overview P&C Wealth Wholesale TD BNK Q3 2005 434 99 130 70 Q3/05 Business Segment Earnings Mix1 TD Canada Trust (Personal & Commercial) TD Banknorth (U.S. P&C) TD Securities (Wholesale) TD Waterhouse (Wealth)

High Level Strategy Strategically re-deploy capital for higher return focus on economic profit and highest return for risk undertaken invest with value, long-term growth, and flexibility in mind TD's long-term U.S. growth strategy is best of Canadian banks: TD Banknorth and TD Ameritrade Achieve better than market growth rates invest in core businesses for long-term organic growth target under-penetrated businesses well executed simple straightforward business strategies Execute: Do what we say we will do Operate with reduced risk profile less exposure to credit cycle pro-active risk management and smaller corporate loan book superior earnings mix provides higher more consistent return

Strategy for Our Canadian Based Business Target under-penetrated businesses small business, commercial banking, insurance Operating excellence start with the customer, re-engineer to be simple, fast, easy Invest in core businesses to ensure long-term organic growth Personal and commercial banking Wealth Management Build out integrated platform in Canada Grow advisory service Leverage domestic strengths: premium brand: TD Waterhouse large retail banking customer base top ranked mutual fund business Operates within capital allocation, currently $2.6B- not total bank capital Clear business focus Performance measurement focus is ROIC: aligns interests with shareholders, lowers risk, less exposure to credit cycle Wholesale Banking

Strong Capital Position Provides Flexibility and Options Oct 31 02 Oct 31 03 Oct 31 04 Jul 31 05 Pro Forma Ameritrade / Hudson* East 0.051 0.069 0.09 0.07 0.076 Generate about $1.5B in capital annually for reinvestment Tangible Common Equity to Risk-Weighted Assets *Tangible common equity is total common equity less net intangibles and goodwill, and is a non-GAAP measure. Also see "Financial Highlights" in the inside cover of the 2004 Annual Report. **As per announcement June 22, 2005 of a definitive agreement for Ameritrade to acquire the Bank's U.S. brokerage business, TD Waterhouse USA, assuming 39.9% Bank interest in the combined company, and announcement of a definitive agreement for TD Banknorth to acquire Hudson United Bancorp, July 12, 2005.

Avenues for Excess Capital Re- deployment Create strategic choice and re-deploy capital with a balance between: High return add on investments Return capital to shareholders Invest to add long-term strategic strength and optionality In Canada there is limited availability of add-on acquisitions The U.S. is a large, comparatively fragmented growth market

TD Banknorth TD's expansion strategy overcomes many of the challenges faced by Canadian banks entering the U.S. by: best in class management excellent geographic footprint platform scale franchise with very strong market positions successful community banking model acquisitions a core competency retaining a U.S. share currency Pending Hudson United acquisition exemplifies execution of the strategy (subject to shareholder & regulatory approval)

Hudson United Executing the strategy - supporting TD Banknorth's expansion into new contiguous markets Enhances TD Banknorth's community banking position in Connecticut and New York and extends TD Banknorth into New Jersey and Philadelphia Leveraging the flexibility of the TD Banknorth ownership structure: Combination of TD Banknorth shares and cash Cash via TD purchasing 29.6MM TD BNK shares at $31.79 from treasury TD to at least maintain current ownership of 55% via open market purchase or TD Banknorth share buyback TD Banknorth's proven operating and integration abilities create value and can unlock the potential of this franchise

TD Ameritrade Translates ownership in TD Waterhouse USA into ownership in one of the three major players in the sector Allows us to stay in the industry while reaping the benefits of current and any future consolidation Significant value creation for TD Accretive to earnings before amortization of intangibles in first year About $500 million in capital available for reinvestment TD Ameritrade Excellent, experienced U.S. management team Best in class platform A strong national brand

Continuing Growth Opportunities Illustrative Business Segment Earnings Mix1 P&C Wealth TD AMTD TD BNK Wholesale Q1 2005 825 170 128 173 291 TD Canada Trust (Canadian P&C) TD Securities (Wholesale) TD Waterhouse (Canadian Wealth) Based on YTD business segment earnings and pro forma TD Banknorth (including Hudson United as per announcement of a definitive agreement to acquire Hudson United Bancorp, July 12, 2005) and pro forma TD Ameritrade (as per announcement June 22, 2005 of a definitive agreement for Ameritrade to acquire the Bank's U.S. brokerage business, TD Waterhouse USA, assuming Bank 39.9% interest in the combined company)

What Differentiates TD Faster organic growth unique growth opportunity in under-penetrated businesses straightforward business plans for long-term growth Focus on optimizing invested capital disciplined: invest capital for economic profit growth re-deploy capital for better return and sustainability Execution is key clearly demonstrating revenue-expense gap start with the customer, re-engineer to be simple, fast, easy transparent: doing what we say we will do Best growth platform in the U.S superior use of excess capital Lower risk profile reduced volatility through business mix actively managing risk with lower exposure to credit cycle

Additional Information About the Ameritrade Transaction Ameritrade stockholders are urged to read the proxy statement filed by Ameritrade regarding the proposed transaction with TD Waterhouse when it becomes available because it will contain important information. Ameritrade stockholders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about Ameritrade and The Toronto-Dominion Bank, without charge, at the SEC's Internet site (http://www.sec.gov). Investors and security holders can obtain free copies of the proxy statement and other documents when they become available by contacting Ameritrade Investor Relations at www.amtd.com, or by mail at Ameritrade Investor Relations, 4211 S. 102 Street, Omaha, NE 68124, or by Telephone: 800-237-8692. Additional Information About the Hudson United Transaction This presentation may be deemed to be solicitation material in respect of the proposed merger of TD Banknorth and Hudson United. In connection with the proposed transaction, a registration statement on Form S-4 has been filed with the SEC. Shareholders of TD Banknorth and shareholders of Hudson United are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is part of the registration statement, because they contain important information about the proposed merger. The final joint proxy statement/prospectus will be mailed to shareholders of TD Banknorth and shareholders of Hudson United. Investors and security holders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from TD Banknorth, Two Portland Square, P.O. Box 9540, Portland, Maine 04112-9540, Attention: Investor Relations, or from Hudson United, 1000 MacArthur Boulevard, Mahwah, New Jersey 07430, Attention: Investor Relations. TD Banknorth, Hudson United and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding TD Banknorth's directors and executive officers is available in TD Banknorth's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on April 20, 2005, and information regarding Hudson United's directors and executive officers is available in Hudson United's proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on March 23, 2005. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC. Additional Information about the Transactions

RBC Capital Markets Financial Institutions Conference September 20, 2005 David Livingston EVP TD Bank Financial Group